PROVIDENT BANCORP, INC.
5 Market Street
Amesbury, Massachusetts 01913

August 5, 2019

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Provident Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-232018)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Provident Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on August 7, 2019 at 12:00 Noon, or as soon thereafter as is practicable.

Very Truly Yours,

/s/ Carol L. Houle
Carol L. Houle
Executive Vice President and Chief Financial Officer